Exhibit 99.1

2016 Annual Highlights Alignment: The Bridge to Advancement logo

Giving Back, Giving Together We are committed to building stronger, more prosperous communities in the areas we serve. In 2016, we were able to give over $240,000 in charitable contributions to support programs and services vital to the success of these communities. In 2015 we initiated our "Giving Back, Giving Together" program, with the purpose of focusing on a different cause each year that will have a positive and lasting impact on our local communities. Since the program's inception two years ago, our C&N teams have raised over $110,000 and our team members have volunteered on 283 occasions. Giving Back, Giving Together Surpasses Expectations Again At some point in our lives, we will all rely upon our local volunteer emergency services. Our mission for 2016 was to help make a difference for 52 of our local Fire Departments and Ambulance Associations. We set an aggressive goal of $50,000 to help fund equipment and training for the men and women who regularly put their lives on the line in order to keep us safe. By giving together as employees, customers, clients, friends and neighbors, we raised over $64,000 across all eight of our counties of operation. In addition to our fundraising efforts, C&N employees volunteered their personal time on 172 separate occasions throughout the year at emergency volunteer organization events. Thank you to everyone who helped make such a substantial impact on our local communities and for our hometown heroes. They certainly deserve our support. Let the Momentum Continue As we turn the page to 2017, we're shifting our focus to helping disadvantaged children in our area who have faced neglect or other types of hardship. While it's heartbreaking to hear their stories, it will be inspiring to see how we will all work together to give them faith that there is good in this world. And we can't wait to get started again! If you would like to get involved, stop by any C&N branch during the following weeks, when our locations will be coordinating on-site events to raise awareness and funds for this important cause: March 27 - April 1 June 26 - July 1 September 25 - 30 December 11 - 16 To learn more about how you can help, visit our Facebook page or www.cnbankpa.com. "We appreciate your efforts to help support us financially. This money helps us support our community through protection & preservation of life & property." - Michael Dincher, President, Old Lycoming Fire Department

Giving Back, Giving Together 2 Letter from the CEO 4 Corporate Profile 6 Corporate Officers 6 Executive Team 6 Board of Directors 7 Advisory Boards 7 Financial Profile 8 Summary of Operations 9 Quarterly Financial Data 12 Trust and Financial Management Group 13 Employee Highlights 14 Service Awards 15 Retirements 16 Connect With Us 17 Inside this report Throughout this year’s Annual Highlights, we’ll feature individuals throughout our network who have experienced fi the benefi of having a team of professionals working together in alignment to deliver consistent value. The company’s renewed emphasis on alignment stems from the shared belief that the more united we all are in living our values and delivering on our promise every day, the more value we collectively create for our company, our customers, our communities and our shareholders. Alignment: The Bridge to Advancement

A Message from Our President & CEO J. Bradley Scovill In 2016, C&N continued to advance our Mission of “Creating Value through Lifelong Relationships” with our customers, Team members, communities, and shareholders. During the past two years, we have been working to align all that we do with this Mission and to create a culture based on core Values in order to deliver on this promise in a consistent and sustainable manner. Our efforts on this foundational focus are taking hold across the Company and will significantly strengthen our competitive position moving forward. Growth in loans, deposits, and trust assets under management are beginning to drive revenue growth and our focus on deepening customer relationships is reflected in improving customer engagement metrics. This is a direct result of the investment we continue to make in engaging, developing, and aligning our Team of professionals to deliver value to existing and new customers. Recent and ongoing investment in online and mobile banking technology and other internal systems are also contributing to this growth. Importantly, during the fourth quarter, the growth in expenses tapered, providing some operating leverage as we transition into 2017. For 2016, Citizens & Northern Corporation’s earnings were $15.8 million as compared to $16.5 million in 2015. Earnings per share were $1.30 and $1.35 for the same periods. Return on average equity (ROAE) for 2016 was 8.37% and return on average assets (ROAA) was 1.28% as compared to 2015’s ROAE of 8.72% and ROAA of 1.32%. Net interest income grew by 1.2% to $40.4 million during 2016, the first annual increase since 2011, as a result of substantial loan growth and changing the mix of funding away from high- cost borrowing. Persistently low interest rates and a flat yield curve have created some headwinds to increasing net interest income even as the balance sheet position has improved. Credit quality has remained strong throughout and the increase of $376,000 (44.5%) in the provision for loan losses was primarily to support loan growth. Other income increased slightly during 2016 to $15.5 million. Strong performance in the Trust and Wealth Management business and sales of residential mortgage loans into the secondary market were key drivers of this source of revenue. “Our Team has been working to align all that we do to deliver value to our customers and drive growth.” -Brad Scovill, President & CEO

Growth in both of these business lines reflects the focus of our market teams on expanding relationships across all regions. The ongoing trend of declining overdraft fees has been the primary offset to growth in non-interest revenue. Non-interest expenses increased 5.2% to $34.7 million during 2016 primarily driven by salaries and benefits associated with new positions in a variety of areas and professional fees to support sales and service training, information technology, and marketing activities. As stated earlier, the rate of expense growth declined during the latter part of 2016 and the efficiency ratio for the year was 59.2%, still very solid by industry standards. Overall balance sheet growth has come slowly, even as the mix of assets and funding has improved. Total assets were $1.242 billion at year-end 2016, an increase of 1.5% from a year earlier. Net loans increased $46.4 million (6.7%) to $743 million, with loan growth funded partially by a decrease in available-for-sale securities. Deposits grew 5.2% to $984 million as of December 31, 2016, an increase of $48 million, while borrowed funds declined by $28 million (30.0%) to $65 million. C&N’s capital position remains one of the strongest in the industry. All ratios are well in excess of regulatory standards and provide an excellent base for growth, expansion, and targeted acquisitions. During the first four months of 2016, we completed the 2014 share repurchase program, as a total of 622,500 shares were repurchased over a period of slightly less than two years. In April 2016, the Board authorized a new program allowing the repurchase of 600,000 shares. No shares have been repurchased to date under that program. CZNC shares closed 2016 at $26.20, an increase of 24.8% for the year as your company participated in the post-election rally that lifted the shares of many financial stocks. Dividends per share remained at $1.04 providing a yield of 3.97% based on the December 31, 2016 market price. As noted earlier, our Team has been working to align all that we do to deliver value to our customers and drive growth. These efforts are most notable in the progress we have made in building teams in each region to execute Regional Market Plans. This model brings leadership for our brand of relationship banking into each market and enhances our engagement in each community. During the fourth quarter, we announced plans to establish a loan production office in Elmira, NY, and will be officially opening the new facility around the end of February. We have an excellent leader in the market and are already building relationships and generating new business as we take our model into this, and other, communities in our southern tier Regional Market. 2016 was also noteworthy for the addition of two new Directors, Terry Lehman and Frank Pellegrino, who have enhanced the Board’s ability to provide oversight and guidance to C&N. The Board also formed an Information Technology Committee to further engage and align their contribution to this important element of our business. Looking forward, C&N is focused on elevating our performance in 2017. New public policy driven by the Trump administration may provide a better business and banking environment and support economic growth. While we are heartened by the pro-growth elements of the agenda and look forward to tax and regulatory relief, the timing and impact of any changes are impossible to estimate. In the meantime, we remain committed to building our culture and capacity to create value for our shareholders, customers, and communities. I extend my thanks to the entire C&N Team for your engagement and energy as we pursue this mission, and to our shareholders for your confidence and ongoing support.

Corporate Profile Citizens & Northern Corporation is a bank holding company with assets of approximately $1.2 billion and is headquartered in Wellsboro, PA. Banking services are provided by its subsidiary, Citizens & Northern Bank, from 26 banking offices in Bradford, Cameron, Lycoming, McKean, Potter, Sullivan and Tioga Counties in Pennsylvania and Steuben County in New York. Investment products are offered through C&N Investment Services and insurance products are offered by C&N Financial Services Corp. Trust services are offered by Citizens & Northern Bank through the C&N Trust and Financial Management Group. Citizens & Northern stock trades on the NASDAQ Capital Market Securities under the symbol CZNC. 2016 Corporate Officers J. Bradley Scovill President & CEO Mark A. Hughes Treasurer Kimberly N. Battin Corporate Secretary 2016 Executive Team Shelley L. D'Haene EVP and Senior Operations Officer Stan Dunsmore EVP and Chief Credit Officer Harold F. Hoose, III EVP and Director of Lending Mark A. Hughes EVP and Director Financial Division John M. Reber EVP and Director of Risk Management Thomas L. Rudy, Jr. EVP and Director of Branch Delivery Deborah E. Scott EVP and Trust Division Director J. Bradley Scovill President & CEO "C&N created a 401(K) plan for our business, creating a smoother and better environment for our staff." -Dr. Eric Ecker, Ecker Family Dental

2016 Board of Directors

Citizens & Northern Corporation and Citizens & Northern Bank

Leo F. Lambert, Chairman	President/GM, Fitzpatrick & Lambert, Inc.
Dennis F. Beardslee	Owner, Terrace Lanes Bowling Center
Jan E. Fisher	Executive Vice President/COO Susquehanna Health System
R. Bruce Haner	Retired auto buyer for new car dealers
Susan E. Hartley	Attorney at Law
Terry Lehman	Retired Certified Public Accountant
Edward H. Owlett, III	President & CEO, Putnam Company
Frank Pellegrino	Owner & Developer, Carlton Associates, LLC
J. Bradley Scovill	President & CEO, Citizens & Northern
Leonard Simpson	Attorney at Law and Sullivan County District Attorney
James E. Towner	Retired General Manager, The Scranton Times
Ann M. Tyler	CPA, Ann M. Tyler CPA

2016 Advisory Boards

We thank our Advisory Board members who give us valuable insight into the communities we serve.

Athens, East Smithfield & Sayre
Warren J. Croft, Max P. Gannon, Jr., L. Joseph Tomasso, Jr.

Coudersport, Emporium & Port Allegany
Peter Fragale, Patrice D. Levavasseur, Edwin M. Schott, Edwin W. Tompkins III

Dushore & Laporte
Ronald A. Gutosky, William B. Saxe

Elkland, Knoxville & Tioga
Brian Bicksler, Mark R. Howe, John C. Kenyon, Leisa L. LaVancher, Mary C. Owlett, William W. Roosa

Mansfield & Wellsboro
Donald R. Abplanalp, Craig Eccher, Scott Lewis

Ralston & Liberty
Lawrence J. Connolly, Stephen L. Davis, Ronald W. Roan, James H. Route, Jr., Ray E. Wheeland

Jersey Shore, Muncy, Old Lycoming, South Williamsport & Williamsport
Thomas F. Charles, John M. Confer, Roger D. Jarrett, Daniel K. Mathers, David Schall, Louis Terry Waldman

Monroeton, Towanda, Troy & Wysox
Gary Baker, James A. Bowen, Robert L. Fulmer, James E. Parks, Mark W. Smith

Alignment: The Bridge to Advancement - 7

Financial Profile Quarterly Share Data Trades of the Corporation's stock are executed through various brokers who maintain a market in the Corporation's stock. The Corporation's stock is listed on NASDAQ Capital Market Securities with the trading symbol CZNC. The following tables show the approximate high and low sales price of the common stock during 2015 and 2016. 016 Quarterly Share Data "Working with C&N Bank has allowed our company to become more strategic in our planning and asset allocations. We are able to bid larger contracts that would not be practical without C&N." -John Young, President & CEO Young Industries 2016 High Low Cash Dividends Declared First quarter $20.99 $19.26 $0.26 Second quarter $21.00 $19.40 $0.26 Third quarter $22.67 $20.00 $0.26 Fourth quarter $26.57 $20.54 $0.26 2015 High Low Cash Dividends Declared First quarter $21.50 $19.01 $0.26 Second quarter $21.17 $19.16 $0.26 Third quarter $20.73 $19.25 $0.26 Fourth quarter $21.45 $19.07 $0.26

Summary of Operations Five-Year Comparison PER COMMON SHARE DATA 2016 2015 2014 2013 2012 Basic earnings per share $1.30 $1.35 $1.38 $1.51 $1.86 Diluted earnings per share $1.30 $1.35 $1.38 $1.50 $1.85 Cash dividends declared per share $1.04 $1.04 $1.04 $1.00 $0.84 Book value per common share at period-end $15.36 $15.39 $15.34 $14.49 $14.89 Tangible book value at period-end $14.37 $14.41 $14.36 $13.51 $13.91 Weighted average common shares outstanding - basic 12,098,129 12,211,941 12,390,067 12,352,383 12,235,748 Weighted average common shares outstanding - diluted 12,128,364 12,233,773 12,412,050 12,382,790 12,260,208 AVERAGE BALANCES (In Thousands) 2016 2015 2014 2013 2012 Total assets $1,229,866 $1,243,209 $1,239,897 $1,237,096 $1,305,163 Earning assets 1,147,549 1,159,298 1,155,401 1,145,340 1,199,538 Gross loans 723,076 657,727 627,753 656,495 700,241 Deposits 970,447 968,201 965,418 964,031 1,008,469 Stockholders' equity 188,373 188,905 185,469 181,412 175,822

END OF PERIOD BALANCES (In Thousands)   2016   2015   2014   2013   2012 Available-for-sale securities $395,077 $420,290 $516,807 $482,658 $472,577 Gross loans 751,835 704,880 630,545 644,303 683,910 Allowance for loan losses 8,473 7,889 7,336 8,663 6,857 Total assets 1,242,292 1,223,417 1,241,963 1,237,695 1,286,907 Deposits 983,843 935,615 967,989 954,516 1,006,106 Borrowings 64,629 92,263 78,597 96,723 89,379 Stockholders' equity 186,008 187,487 188,362 179,472 182,786 Common shares outstanding 12,113,228 12,180,623 12,279,980 12,390,063 12,274,035 INCOME STATEMENT (In Thousands) 2016 2015 2014 2013 2012 Interest and fee income $44,098 $44,519 $46,009 $48,914 $56,632 Interest expense 3,693 4,602 5,122 5,765 9,031 Net interest income 40,405 39,917 40,887 43,149 47,601 Provision for loan losses 1,221 845 476 2,047 288 Net interest income after provision for loan losses 39,184 39,072 40,411 41,102 47,313 Non-interest income excluding securities gains 15,511 15,478 15,420 16,451 16,383 Net impairment losses recognized in earnings from available-for-sale securities 0 0 0 (25) (67) Net realized gains on available-for-sale securities 1,158 2,861 1,104 1,743 2,749 Loss on prepayment of debt 0 2,573 0 1,023 2,333 Non-interest expense excluding loss on prepayment of debt 34,744 33,030 34,157 33,471 32,914 Income before income tax provision 21,109 21,808 22,778 24,777 31,131 Income tax provision 5,347 5,337 5,692 6,183 8,426 Net income $15,762 $16,471 $17,086 $18,594 $22,705

KEY RATIOS 2016 2015 2014 2013 2012 Return on average assets 1.28% 1.32% 1.38% 1.50% 1.74% Return on average equity 8.37% 8.72% 9.21% 10.25% 12.91% Average equity to average assets 15.32% 15.19% 14.96% 14.66% 13.47% Net interest margin (1) 3.76% 3.69% 3.80% 4.05% 4.26% Efficiency (2) 59.22% 56.66% 57.59% 53.27% 48.82% Cash dividends as a % of diluted earnings per share 80.00% 77.04% 75.36% 66.67% 45.41% Tier 1 leverage 14.27% 14.31% 13.89% 13.78% 12.53% Tier 1 risk-based capital 22.48% 23.29% 26.26% 25.15% 22.86% Total risk-based capital 23.60% 24.40% 27.60% 26.60% 24.01% Tangible common equity/tangible assets 14.15% 14.49% 14.34% 13.66% 13.39% Nonperforming assets/total assets 1.43% 1.31% 1.34% 1.53% 0.82% Nonperforming loans/total loans 2.07% 2.09% 2.45% 2.80% 1.41% Allowance for loan losses/total loans 1.13% 1.12% 1.16% 1.34% 1.00% Net charge-offs/average loans 0.09% 0.04% 0.29% 0.04% 0.16% (1) Rates of return on tax-exempt securities and loans are calculated on a fully-taxable equivalent basis. (2) The efficiency ratio is calculated by dividing: (a) total non-interest expense excluding losses from prepayment of debt, by (b) the sum of net interest in- come (including income from tax-exempt securities and loans on a fully-taxable equivalent basis) and non-interest income excluding securities gains or losses.

Quarterly Financial Data The following table presents summarized financial data for 2015 & 2016. SUMMARY OF QUARTERLY CONSOLIDATED FINANCIAL DATA (In Thousands Except Per Share Data) (Unaudited) Mar. 31, 2016 June 30, 2016 Sept. 30, 2016 Dec. 31, 2016 Interest income $10,937 $10,924 $11,131 $11,106 Interest expense 904 925 944 920 Net interest income 10,033 9,999 10,187 10,186 Provision (credit) for loan losses 368 318 538 (3) Net interest income after provision (credit) for loan losses 9,665 9,681 9,649 10,189 Other income 3,690 3,906 3,884 4,031 Net gains on available-for-sale securities 383 122 584 69 Other expenses 9,072 8,535 8,579 8,558 Income before income tax provision 4,666 5,174 5,538 5,731 Income tax provision 1,093 1,303 1,451 1,500 Net income $3,573 $3,871 $4,087 $4,231 Net income per share – basic $0.29 $0.32 $0.34 $0.35 Net income per share – diluted $0.29 $0.32 $0.34 $0.35 SUMMARY OF QUARTERLY CONSOLIDATED FINANCIAL DATA (In Thousands Except Per Share Data) (Unaudited) Mar. 31, 2015 June 30, 2015 Sept. 30, 2015 Dec. 31, 2015 Interest income $11,163 $11,186 $11,134 $11,036 Interest expense 1,213 1,176 1,126 1,087 Net interest income 9,950 10,010 10,008 9,949 Provision for loan losses 3 221 302 319 Net interest income after provision for loan losses 9,947 9,789 9,706 9,630 Other income 3,556 3,962 3,961 3,999 Net gains on available-for-sale securities 74 932 79 1,776 Loss on prepayment of borrowings 0 910 0 1,663 Other expenses 8,533 7,964 8,117 8,416 Income before income tax provision 5,044 5,809 5,629 5,326 Income tax provision 1,229 1,452 1,395 1,261 Net income $3,815 $4,357 $4,234 $4,065 Net income per share – basic $0.31 $0.36 $0.35 $0.33 Net income per share – diluted $0.31 $0.36 $0.35 $0.33

Trust and Financial Management Group Five-Year Comparison Trust and Financial Management (In Thousands) 2016 2015 2014 2013 2012 Assets $879,844 $814,788 $825,918 $796,115 $707,912 Revenue $4,760 $4,626 $4,490 $4,087 $3,847 INVESTMENTS (In Thousands) 2016 2015 2014 Mutual Funds $507,473 $458,942 $456,375 Stocks 179,345 167,098 178,636 Bonds 100,249 88,471 95,674 Savings and money market funds 80,860 90,038 85,629 Miscellaneous 6,864 7,216 6,588 Real Estate 4,876 2,827 2,810 Mortgages 177 196 206 Total $879,844 $814,788 $825,918 ACCOUNTS (In Thousands) 2016 2015 2014 Pension/profit sharing $369,916 $339,953 $345,772 Investment management 223,737 211,645 211,699 Trusts 177,860 166,433 171,934 Custody 98,844 92,451 92,236 Estates 7,367 1,874 2,344 Guardianships 2,120 2,432 1,933 Total $879,844 $814,788 $825,918

Celebrating our company and people Employee Highlights Employee MVP Awards Throughout 2016, employees were selected to to receive an MVP award for their consistent personification of C&N’s company values. Listed below are the twenty-eight employees chosen to receive this award. Billie Jo Haas Brandi Nowakowski Brittany Hopkins Casey Lane Courtney Cole Elaine Wagner Ginger Reap Heather McNett Janice Wilcox Jess Sweet Jill Pino John Abercrombie Kathi Heimbach Kelly Fasse Linda Bowen Linda Gordner Lorri Stocum Lynn Northup Lynne Smith Marcy Hughes Maria Garcia Matt Landis Phil Walker Samuel Lush Sonya Route Stacey Keener Teri Snyder Phil Walker Spotlight Award Winners The Spotlight Award began in May 2016 to recognize Customer Transaction Specialists who go above and beyond to ensure that C&N is the only bank their customers need. Darlene Sewell , Sayre Branch Ellen Conboy , Troy Branch Traci Spencer , East Smithfield Branch Anna Phelps , Liberty Branch Alexandria Young , Sayre Branch Rebekah Lund-Immel, Dushore Branch Deborah Martin, Coudersport Branch “I enjoy knowing our customers look at me as a person who can help with their needs and a person they can trust.” -Stacey Keener, Customer Service Representative, Sayre

2016 Service Awards

45 Years of Service

Joan Blackwell, Community Office Manager

30 Years of Service

Lori Blascak, Trust Officer
Chris Bolt, AVP / Senior System Analyst Programmer
Glenda Marzo, VP / Internal Auditor
Nancy Tubbs, Compliance Coordinator

25 Years of Service

Kelly Fasse, AVP / Mortgage Loan Sales Officer
Lora Pier, Deposit Operations Specialist

20 Years of Service

Robert Miller, Maintenance
Jenelle Selleck, Community Office Manager

15 Years of Service

Elizabeth Chamberlain, Customer Transaction Specialist
Mike Charles, VP/Trust Tax Specialist, Asst. Trust Officer
Lisa Cook, Community Office Manager
George Greeley, AVP / Senior Loan Underwriter
Nancy Hardes, Customer Service Representative
Kim Kemp, Accounting Manager
Jill Logan, Loan Processor Document Preparation
Laura Losinger, Customer Services Specialist
Stacey Sickler, VP / Team Leader - Mortgage Lending
Teri Snyder, Loan Specialist Assistant
Charlene Strykowski, Deposit Operations Specialist
Terry Turner, Customer Transaction Specialist
Harland Webster, Senior Programming & Systems Support Analyst

10 Years of Service

John Abercrombie, AC / Residential Appraiser
Ellen Black, Customer Transaction Specialist
Kerry Bliler, Community Office Manager
Kathleen Evert, Deposit Operations Specialist
Nathan Gage, Retirement Services Support Manager
Billie Jo Haas, Community Office Manager
Kathryn Harsch, Loan Center Manager
Michael Hatlee, VP / Manager of Retirement Services Delivery
Marcy Hughes, AVP / Loan Operations Team Leader
Peggy Majot, Customer Service Representative
Lynn Northup, CNFS Associate
Linda Ordway, Community Office Manager
Jill Pino, Community Office Manager
Elaine Wagner, Loan Support Specialist

5 Years of Service

Kimberly Battin, Corporate Secretary
Cindy Carll, Loan Support Specialist
Bambi Cramm, MIS Second Shift Operator
Maria Garcia, Retirement Plan Administrator
Hannah Kelley, Customer Transaction Specialist
Amber Kuleck, Customer Service Representative
Mark Long, Financial Analyst
Samuel Lush, Regional Manager Financial Services Delivery
Denise Manley, Treasury Management Sales Specialist
Sonya Route, Deposit Operations Specialist
Ryan Satalin, VP / Senior Commercial Loan Sales Offi er
Jamie VanZile, Customer Service Representative
Rhonda Washburn, Customer Service Representative
Holly Wise, Customer Transaction Specialist

Alignment: The Bridge to Advancement - 15

2016 Retirements 44 Years of Service Eileen Ranck - BankCard Operations Manager in Wellsboro 42 Years of Service James Shelmire - Director IT Systems & Analyst Programming in Wellsboro 34 Years of Service Mary Wood - Trust Account Administrator in Wellsboro 29 Years of Service Rhonda Litchfield - Trust Investment Officer in Wellsboro 26 Years of Service Brenda Whiteley - Mortgage Loan Sales Officer in Dushore 21 Years of Service Barbara Clinger - Customer Service Representative in Emporium 19 Years of Service Leda Bowers - Deposit Operations Representative in Wellsboro 14 Years of Service Yvonne Gil l - Marketing Director in Elkland 11 Years of Service Sandra Christ - Marketing Assistant in Wellsboro 11 Years of Service Bonnie Hargarther - Staff Auditor in Wellsboro 4 Years of Service James Seltzer - Resource Recovery Officer in Wellsboro “I was so proud to be a part of C&N when I heard that we raised over $ 64,000 for our local Emergency Services organizations. This is only the second year of this initiative & our goal was $ 50,000.” -Cassie Brelo, Regional Community Offi e Manager

Connect With Us

Branch Locations

Athens	428 S. Main Street
Canisteo	3 Main Street
Coudersport	10 N. Main Street
Dushore	111 W. Main Street
East Smithfield	563 Main Street
Elkland	104 Main Street
Emporium	135 East Fourth Street
Hornell	6250 County Route 64
Jersey Shore	230 Railroad Street
Knoxville	102 East Main Street
Laporte	514 Main Street
Liberty	4534 Williamson Trail
Mansfield	1085 Main Street
Monroeton	612 James Monroe Avenue
Muncy	3461 Route 405 Highway
Old Lycoming	1510 Dewey Avenue
Port Allegany	100 Maple Street
Ralston	24 Thompson Street
Sayre	1827 Elmira Street
South Williamsport	2 East Mountain Avenue
Tioga	41 N. Main Street
Towanda	428 Main Street
Troy	64 Elmira Street
Wellsboro	90-92 Main Street
Williamsport	130 Court Street
Wysox	1467 Golden Mile Road

Investor Information

The annual meeting of shareholders will be held at the Deane Center, 104 Main Street in Wellsboro, PA at 2:00 p.m. Thursday, April 20, 2017. General shareholder inquiries should be sent to Citizens & Northern Corporation, 90-92 Main Street, P.O. Box 58, Wellsboro, PA 16901. Our Stock Transfer Agent is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038. Telephone: 800-278-4353. Our independent auditors are Baker Tilly Virchow Krause, LLP, 400 Market Street, Williamsport, PA 17701.

Contact Information

Client Contact Center	877-838-2517
Internet Banking	877-838-2517
Telephone Banking	877-622-5526

C&N Financial Services

Wellsboro	866-ASK-CNFS
Coudersport	814-274-1929

Trust and Financial Management Group

Wellsboro	800-487-8784
Sayre	888-760-8192
Towanda	888-987-8784
Williamsport	866-732-7213
Canisteo	607-698-4295
Coudersport	814-274-1929

On the Web	www.cnbankpa.com
Facebook	www.facebook.com/citizensandnorthernbank

Opening First Quarter 2017

Elmira Loan Production Office — 250 E. Water Street

Stockholder Inquiries

A copy of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2016, as required to be filed with the Securities and Exchange Commission, will be furnished to any stockholder without charge upon written request to the Corporation's treasurer at our principal office at P.O. Box 58, Wellsboro, PA 16901. The information is also available through the Citizens & Northern Bank website at www.cnbankpa.com and the website of the Securities and Exchange Commission at www.sec.gov.

This statement has not been reviewed or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

Alignment: The Bridge to Advancement - 17

Our Core Values Teamwork - Together we are stronger. Respect - Value one another. Responsibility & Accountability - Work like you own it. Excellence - Do your best. Every day. Every time. Integrity - Do the right thing when no one is looking. Client-Focus - Consider your customer in everything you do. Have Fun - Work hard! Play hard! WIN!